                                                                 EXHIBIT 12.02

              SALOMON SMITH BARNEY HOLDINGS INC. AND SUBSIDIARIES
           Supplemental Computation of Ratio of Earnings to Combined
                     Fixed Charges and Preferred Dividends
                                  (Unaudited)



                                                                                Years Ended December 31,
                                                                      -------------------------------------------
Dollars in millions                                                     1996     1995     1994     1993     1992
                                                                      -------------------------------------------
Earnings from continuing operations:
 Income (loss) from continuing operations before income taxes
  and cumulative effect of change in accounting principles             $ 3,064  $ 1,820   $ (173)  $2,047   $1,369

Add fixed charges (see below)                                            8,265    8,890    7,204    6,477    5,222

Other adjustments                                                            1        0        0       22       20
                                                                       -------  -------   ------   ------   ------
Earnings as defined                                                    $11,330  $10,710   $7,031   $8,546   $6,611
                                                                       =======  =======   ======   ======   ======

Fixed charges from continuing operations and preferred
 dividends:
  Interest expense                                                     $ 8,175  $ 8,797   $7,112   $6,391   $5,151

  Other adjustments                                                         90       93       92       86       71
                                                                       -------  -------   ------   ------   ------

Fixed charges from continuing operations as defined                      8,265    8,890    7,204    6,477    5,222

Preferred stock dividends (tax equivalent basis)                           111      106      129       83      131
                                                                       -------  -------   ------   ------   ------
Combined fixed charges and preferred dividends                         $ 8,376  $ 8,996   $7,333   $6,560   $5,353
                                                                       =======  =======   ======   ======   ======
Ratio of earnings to combined fixed charges and preferred
  dividends                                                              $1.35     1.19     0.96*    1.30     1.24
                                                                       =======  =======   ======   ======   ======

NOTES:
The ratio of earnings to combined fixed charges from continuing operations and preferred dividends was calculated by dividing the sum of combined fixed charges and tax equivalent preferred dividends into the sum of income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principles and fixed charges. Fixed charges consist of interest expense, including capitalized interest and a portion of rental expense representative of the interest factor.

The preferred stock dividend amounts represent the pretax earnings necessary to cover preferred dividends after adjusting for the effects of interest rate swaps, which effectively convert these fixed rate obligations into variable rate obligations.

* For the year ended December 31, 1994, earnings as defined were inadequate to cover fixed charges, including preferred dividends. The amount by which fixed charges, including preferred dividends, exceeded earnings as defined for the year ended December 31, 1994 was $302 million.